UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number:  001-36403

IKANG HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IKANG HEALTHCARE GROUP, INC.

Form 6-K

CONTENTS

On November 29, 2017, iKang Healthcare Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), entered into an amendment (“Amendment No. 2”) to the Rights Agreement, dated as of December 2, 2015, as amended by Amendment No.1 thereto dated as of November 28, 2016 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, L.L.C., as Rights Agent (the “Rights Agent”), to extend the expiration date of the Rights Agreement and the rights contained therein for one year to December 2, 2018.

The foregoing summary of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to (i) the Rights Agreement dated as of December 2, 2015, which was filed as Exhibit 4.1 to the Current Report on Form 6-K filed with the SEC on December 3, 2015, and is incorporated herein by reference by Exhibit 4.3, (ii) the Amendment No. 1 to the Rights Agreement, which was filed as Exhibit 4.1 to the Current Report on Form 6-K filed with the SEC on November 30, 2016, and is incorporated herein by reference by Exhibit 4.2, and (iii) the Amendment No. 2, a copy of which is filed as Exhibit 4.1 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

4.1	Amendment No. 2 to Rights Agreement, dated as of November 29, 2017, between the Company and the Rights Agent

4.2

Amendment No. 1 to Rights Agreement, dated as of November 28, 2016, between the Company and the Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on November 30, 2016)

4.3

Rights Agreement, dated as of December 2, 2015, between the Company and the Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on December 3, 2015)

99.1	Press release, dated November 29, 2017, issued by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.
(Registrant)

Date: November 29, 2017	By:	/s/ Yang Chen
	Name:	Yang Chen
	Title:	Chief Financial Officer